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10028705

SECU[illegible] SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67252

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Proprietary Trading Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Park Avenue South, 10th Floor
(No. and Street)

New York	NY	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benyamin A. Shleifer (646)452-2956
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
APR 19 2010
WASH. D.C.
205

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benyamin A. Shleifer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Proprietary Trading Group LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn on 4/15/10

YVONNE PARCELLS
Notary Public, State of New York
Qualified in Queens County
No. 01PA6165671
My Commission Expires May 14, 2011

Notary Public

Signature

Principle

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
APR 19 2010
WASH, D.C.
205

PUSTORINO, PUGLISI & CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

To the Members of
Madison Proprietary Trading Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to be filed with the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which procedures were agreed to by the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating 's (the "Company") compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Madison Proprietary Trading Group, LLC's management is responsible for Madison Proprietary Trading Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries on the Company's general ledger and underlying bank statements, noting no differences;

2. Compared the Total Revenue amounts on the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on FOCUS reports from January 01, 2009 to March 31, 2009 with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no material differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pustorino, Puglisi + Co., LLP

Pustorino, Puglisi & Co., LLP
New York, New York
April 15, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
Transitional Assessment Reconciliation

1. Name of Member, Address, Fiscal year end

MADISON PROPRIETARY TRADING GROUP, LLC
250 PARK AVENUE S FL 10
NEW YORK, NY 1003-1402

December 31, 2009

2. A.	General Assesment (item 2e from page 2, not less than $150 minimum)		$ 17,844
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)		
	1/1/2009	$ (150)	
	7/28/2009	(2,348)	
	Date paid		(2,498)
C.	Less prior overpayment applied		-
D.	Assessment balance due or (overpayment)		15,346
E.	Interest computed on late payment		-
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 15,346
G.	PAID WITH THIS FORM		
i	Paid with original filing of SIPC-7T		
	3/12/2010 Date paid	$ 21,135	
ii	Paid subsequently		
	Date paid		
		$ 21,135	
H.	Overpayment carried forward	$ (5,789)	

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Item No.			
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 7,263,891
2b.	Additions		
(3)	Net Loss from Principal transactions in commodities	(23,934)	
(4)	Interest and dividend expense deducted in determining item 2a	118,987	
			95,053
2c.	Deductions		
(3)	Commission, floor brokerage and clearance paid to other SIPC	(123,742)	
(9)	Total interest and dividend expenses	(97,651)	
			(221,393)
2d.	SIPC Net Operating Revenues		$ 7,137,551
2e.	General assessment @ .0025		$ 17,844

MADISON PROPRIETARY TRADING GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2009

MADISON PROPRIETARY TRADING GROUP, LLC
INDEX
DECEMBER 31, 2009

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

INDEPENDENT AUDITOR'S REPORT

To The Stockholder of
Madison Proprietary Trading Group, LLC

We have audited the accompanying statement of financial condition of Madison Proprietary Trading Group, LLC (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Madison Proprietary Trading Group, LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co, LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
April 15, 2010

MADISON PROPRIETARY TRADING GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 10,953
Investments, at fair value	15,028,198
Receivable from broker	70,000
Due from Parent	227,766
TOTAL ASSETS	$ 15,336,917

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Securities short	$ 9,602,784
Accounts payable	220,557
Accrued expenses	103,356
Accrued trader override	44,733
Total liabilities	9,971,430
MEMBERS' EQUITY	5,365,487
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 15,336,917

See accompanying notes to financial statements.

Note 1 – Organization and Business:

Madison Proprietary Trading Group, LLC (the "Company"), is a New York limited liability company formed on January 24, 2006. The company is wholly owned by MT Trading LLC ("MT Trading" or the "Manager") who is affiliated with Madison Trading LLC (the "Affiliate") by common ownership.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the NASDAQ OMX PHLX (formerly the Philadelphia Stock Exchange). The Company is engaged in the activity of trading securities in the United States and Russia.

Note 2 – Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition:

The Company recognizes clearing charges income as earned on a trade date basis.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Investments:

Investments are carried at fair value, pursuant to the fair value accounting standard (See Note 3). Interest income is recognized as income when earned. Realized gains and losses on investments are determined on a specific identification basis and together with unrealized gains and losses, are credited or charged to income. Transactions in securities owned and the related revenues and expenses are recorded on a trade-date basis.

Income Taxes:

No provision is required for federal or state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations the Company is treated as a partnership; accordingly, the income of the Company is taxed to the members. However, the Company is subject to the New York City Unincorporated Business Tax to the extent it enjoys earned net income.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance. Adoption of this standard had no effect on the Company's financial statements.

Note 2 – Significant Accounting Policies (continued):

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Valuation of Portfolio Investments:

The Company utilizes fair value measurements to determine the value of its investments. Various inputs used under this method are summarized in the three broad levels listed below:

- Level 1 – quoted prices in active markets for identical securities
- Level 2 –other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The following are the Company's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2009:

	Fair Value	Fair Value Hierarchy
Assets		
Marketable securities:		
Cash and equivalents	$ 4,974,389	Level 1
Options	230,601	Level 1
Equities	9,822,974	Level 1
Futures	234	Level 1
	$ 15,028,198	
Liabilities		
Marketable securities sold short:		
Options	$ 157,018	Level 1
Equities	9,445,766	Level 1
	$ 9,602,784	

The Company utilizes derivatives occasionally as part of its overall trading strategy. It enters into options on specific securities as well as securities' index options. It also occasionally enters into commodities and interest rate sensitive futures.

Note 3 – Valuation of Portfolio Investments (Continued):

As of December 31, 2009, the Company was long 1,080 option contracts on equity securities with a notional value of approximately $8,695,000, and short 7,363 option contracts on equity securities with a notional value of approximately $97,478,000.

Note 4 – Allocations of profits and losses:

MT Trading, LLC is the sole Class A Member of the Company. The Class A Member shall receive an allocation of the Net Profits of the Company in accordance with his respective percentage interest in the Company; provided that any Net Profits that would otherwise be allocated to the Class A Member shall be reduced by any amounts allocated or distributed to the Class C Member. Net losses of the Company for the fiscal year (or for a shorter period of time as determined by the Manager) that are attributable to the Class A Member shall be allocated to and reduce the Class A Member's capital account balance, based on its respective percentage interest for that year (or such shorter period).

The Company's Class B members (the "Traders") share in percentages of their trading profits based on their individual agreements. In the event the Traders incur losses which they have not funded they are allocated to the Managing Member until the Traders have future gains to offset them.

First New York Securities, LLC is the sole Class C Member.

Note 5 – Receivable from Broker:

At December 31, 2009, receivable from broker reflected in the statement of financial condition includes interest and commissions due from broker.

Note 6 – Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness. As of December 31, 2009, the Company had a net capital of $1,210,280, which exceeded its requirement of $100,000 by $1,110,280. The Company's ratio of aggregate indebtedness to net capital was .3 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection (k)(2)(i) of the Rule.

Note 7 – Transactions with Related Parties:

The Company reimburses the Parent and the Affiliate for its allocable share of salaries and related office expenses. In addition, the Parent and the Affiliate reimburses the Company for rent and related occupancy expenses. A schedule of the reimbursed costs is as follows:

Note 7 – Transactions with Related Parties (Continued):

Allocation to the Company	
Insurance	$ 71,958
Interest expense	7,062
Occupancy	18,207
Office and other	207,750
Payroll and related	528,403
Professional fees	68,632
Telephone and data information systems	54,303
Travel and entertainment	111,132
	1,067,447
Allocation from the Company	
Occupancy	(190,213)
Net allocation	$ 877,234

Note 8 – Commitments:

The Company is provided office space by the Affiliate as part of the service agreement. Subsequent to year end, the Affiliate entered into an additional sublease for office space to be used by the Company. Future aggregate annual minimum rental payments due under the Affiliate's leases are as follows:

Year ending December 31,

2010	$ 503,445
2011	529,050
2012	129,768
2013	133,656
Total	$ 1,295,919

Note 9 – Risks and Contingencies:

The Company maintains all of its cash in financial institutions, which cash balances at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

The Company is engaged in various investment and brokerage activities on which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of instrument. It is the Company's policy to review the credit standing of each counterparty as necessary.

Note 9 – Risks and Contingencies (Continued):

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recognized in the financial statements.

Note 9 – Subsequent Events:

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through April 15, 2010.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022

RECEIVED
APR 1 9 2010
SEC MAIL PROCESSING SECTION
WASH, D.C.
205

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

PPC

To the Members of
Madison Proprietary Trading Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to be filed with the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which procedures were agreed to by the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating 's (the "Company") compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Madison Proprietary Trading Group, LLC's management is responsible for Madison Proprietary Trading Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries on the Company's general ledger and underlying bank statements, noting no differences;

2. Compared the Total Revenue amounts on the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on FOCUS reports from January 01, 2009 to March 31, 2009 with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no material differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pustorino, Puglisi + Co., LLP

Pustorino, Puglisi & Co., LLP
New York, New York
April 15, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
Transitional Assessment Reconciliation

1. Name of Member, Address, Fiscal year end

MADISON PROPRIETARY TRADING GROUP, LLC
250 PARK AVENUE S FL 10
NEW YORK, NY 1003-1402

December 31, 2009

2. A.	General Assesment (item 2e from page 2, not less than $150 minimum)		$ 17,844
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)		
	1/1/2009	$ (150)	
	7/28/2009	(2,348)	
	Date paid		(2,498)
C.	Less prior overpayment applied		-
D.	Assessment balance due or (overpayment)		15,346
E.	Interest computed on late payment		-
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 15,346
G.	PAID WITH THIS FORM		
i	Paid with original filing of SIPC-7T		
	3/12/2010 Date paid	$ 21,135	
ii	Paid subsequently		
	Date paid		
		$ 21,135	
H.	Overpayment carried forward	$ (5,789)	

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.			
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 7,263,891
2b.	Additions		
(3)	Net Loss from Principal transactions in commodities	(23,934)	
(4)	Interest and dividend expense deducted in determining item 2a	118,987	
			95,053
2c.	Deductions		
(3)	Commission, floor brokerage and clearance paid to other SIPC	(123,742)	
(9)	Total interest and dividend expenses	(97,651)	
			(221,393)
2d.	SIPC Net Operating Revenues		$ 7,137,551
2e.	General assessment @ .0025		$ 17,844